Exhibit 99.2

1 Results 1Q25 JBS

#1 Plant - based foods producer in Brazil #3 in Europe #2 Salmon producer in Australia #1 Egg producer in South America 280k+ Global team members 250+ Production facilities 180+ Sales to customers in 180+ countries Biotechnology Majority owner of BioTech Foods, cultivated protein producer in Spain. Built largest biotechnology R&D center in Brazil. #1 Global poultry producer Market leader in Brazil, Europe, and the USA. Leading position in Mexico. #1 Global beef producer Market leader in Australia, Brazil, and the USA. Leading position in Canada. #2 Global pork producer Leading positions in Australia, Brazil, Europe and the USA. #1 Market leader in Australia, New Zealand and the UK. Leading positions in Brazil, Mexico and the USA. 2 2

Revenue by Origin United State S 52% Brazil 26% Au S tralia 8% Europe 6% Canada 5% Mexico 3% Mexico & Central America South America 1% 6% Brazil 12% Asia 12% Africa & Middle East 4% USA 51% 3% Canada Australia & New Zealand 3% (by de S tination) Europe 8% Net revenue 1Q25 3 Beef Pork Lamb Poultry Aquaculture Leather Plant Ba S ed Center for Innovation Biotechnology Prepared Food S Egg S Geographic & Protein Diver S ification 3

4 3.8% 6.6% 8.2% 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 LTM 1Q25 EBITDA Margin Evolution USD Billlion 2023 – 2025 Source: JBS. 9.4% Seara PPC JBS USA Pork J B S \ Au S t r a li a Con S olidated JBS Brazil Beef N.A. 17.6 31.1 36.9 38.6 42.9 51.2 48.9 49.0 51.1 49.7 51.7 52.3 65.0 72.6 72.9 77.2 78.7 16.5 0.7 0.6 2.1 1.9 2.2 2.8 4.7 4.0 3.3 4.2 4.0 5.0 5.6 8.5 6.7 3.5 7.2 7.4 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 LTM 1Q25 Net Sale S EBITDA Geographic & Protein Diver S ification Leading to lower volatility 2008 - 2012 2013 - 2017 2018 – 2022 Median: 5.1% Median: 8.2% Median: 9.7%

Valued Added: Diversified Global Brands Portfolio 5 5

158K Team member S in Brazil 15K Team member S in Au S tralia and New Zealand 12K Team member S in Mexico 17K Team member S in Europe 78K Team member S in USA and Canada 2K Team member S in MENA 6

• Potential unlocking of the value of company’ S S hare S . • Broaden acce SS to a wider ba S e of inve S tor S • Reduce the co S t of capital both equity and debt. • Increa S e flexibility to u S e equity a S S ource of funding. • Increa S e the number of equity indexe S in which JBS can participate (Ru SS ell, S&P, MSCI USA, among other S ). • Expand condi S tion S of growth. 7

8 Expansion of the global multi - protein platform Production of 4 billion eggs per year Largest in the sector in South America and 10th in the world Presence in 6 Brazilian states 3,000 team members The Company acquired 50% control of Mantiqueira Bra S il

9 Financial & Operating

Consolidated Results (IFRS – USD) Net Result (USD million) Adjusted EBITDA (USD million) Gross Profit (USD million) Earning S per S hare 17,999 19,527 1Q24 1Q25 2,358 2,625 13.1% 13.4% 1Q24 1Q25 Gro SS Margin (%) 1,298 1,528 7.2% 7.8% 1Q24 1Q25 Adju S ted EBITDA margin (%) 332 10 500 0.15 0.23 1Q24 1Q25 Net Revenue (USD million)

Consolidated Results (IFRS – USD) Operating Cash Flow (USD million) Free Cash Flow (USD million) 30% - Expansion 70% - Maintenance 45% - Expansion 55% - Maintenance CAPEX (USD million) 25 - 285 1Q24 1Q25 284 265 1Q24 1Q25 - 625 11 - 917 1Q24 1Q25

12 Debt Profile ¹ Include S available ca S h re S ource S and revolving and guaranteed credit line S from JBS USA and JBS SA. Proforma Debt Amortization Schedule (USD Million)¹ Average Term Proforma: 11.5 yrs Average Cost Proforma: 5.4% p.a. Ca S h and equivalent S Debt buyback in May/25 Dividend Payment Approved at the AEGM 5,173 3,534 795 17 1,013 988 641 529 1,412 2,911 2,602 2,288 1,106 689 2,415 880 790 789 2,878 2,878 850 Cash and Payment Cash and equivalents in May/25 equivalents Short term 2026 2027 2028 2029 2030 Revolving credit facilitie S USD2.9 bn in the US + USD500 mn in Brazil 2031 2032 2033 2034 2035 2036 to 2051 2052 2053 2055 500 6,912 500

13 Bonds 89% Banks 3% CRA 8% USD 90% 5.2% p.a. BRL 10% 7.6% p.a. 15,866 14,759 13,721 13,577 14,752 4.00x Net Debt/ Leverage / Interest Coverage 7.50x 6.42x 4.95x 7.60x 3.66x 2.77x 2.15x 1.89x 1.99x 1Q24 3Q24 4Q24 2Q24 Net Debt (USD Million S ) Intere S t Cover. 1Q25 Leverage (USD) LT 96% ST 4% Short Term and Long Term Source Breakdown Entity Breakdown JBS USA 90% JBS SA 6% Seara 4% Currency and Cost Breakdown Debt Profile

14 11.6% 426 241 19.8% 1Q24 1Q25 2,083 2,151 1Q24 1Q25 Net Revenue (IFRS – USD million) Adjusted EBITDA (IFRS – USD million and %) 1Q25 14

15 130 131 4.5% 4.1% 1Q24 1Q25 3,170 2,874 1Q24 1Q25 1Q25 Net Revenue (IFRS – USD million) 15 Adjusted EBITDA (IFRS – USD million and %)

16 - 113 0.2% 11 - 1.8% 1Q25 1Q24 6,422 5,581 1Q24 1Q25 Net Revenue (USGAAP - USD million) Adjusted EBITDA (USGAAP - USD million and %) 1Q25 16

17 132 169 9.1% 10.4% 1Q24 1Q25 1,446 1,622 1Q24 1Q25 1Q25 Net Revenue (USGAAP - USD million) 17 Adjusted EBITDA (USGAAP - USD million and %)

18 156 223 11.1% 8.1% 1Q24 1Q25 1,910 2,002 1Q24 1Q25 1Q25 Net Revenue (USGAAP - USD million) 18 Adjusted EBITDA (USGAAP - USD million and %)

19 372 533 8.5% 11.9% 1Q24 1Q25 4,362 4,463 1Q24 1Q25 1Q25 Net Revenue (USGAAP - USD million) 19 Adjusted EBITDA (USGAAP - USD million and %)

20 Consolidates exports Note 1: Include S China andHong Kong Export de S tination S of JBS during 1Q25 Exports Revenue in 1Q25: US$4.9 Bi +8.6% v S . 1Q24 A S ia corre S ponded to ~ 48% of total exports 23.1% Greater China¹ 19.2% USA 14.0% Africa & Middle East 8.4% South Korea 8.1% Japan 7.9% Mexico 7.5% E.U. 4.2% South America 3.3% Canada 2.9% Philippines 1.4% Others

21 Bringing more to the table.